August 19, 2005

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Radius Gold

File Number 0-30720

The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 12b-25 filed by the Company on EDGAR on June 29, 2005. The Company inadvertently filed the Form 12b-25 under Form Type 20FR12B.

If you should have any questions regarding this request, please contact the undersigned at (604) 801-5432.

Thank you for you assistance.

/s/  Simon Ridgway

Simon Ridgway

President and Director